EXHIBIT 1.2
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THE  STOCK  EXCHANGE  OF HONG  KONG  LIMITED  TAKES NO  RESPONSIBILITY  FOR THE
CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.


                           [GRAPHIC OMITTED -- LOGO]
                                    AsiaSat

                       ASIA SATELLITE TELECOMMUNICATIONS
                                HOLDINGS LIMITED

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (Stock Code: 1135)


                               SHARE AWARD SCHEME

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The  Board  is  pleased  to  announce  that   following  its  approval  of  the
establishment of the Scheme, it adopted the Scheme in which all Employees holding offices as designated by the Board shall participate on the Adoption Date. Pursuant to the Scheme, the Company shall grant Award Shares to Eligible Employees on the Grant Date each year during the Award Period and pay cash to the Trustee for it to acquire and hold the Award Shares upon trust for the
benefits  of  the  Eligible  Employees.   On  vesting,  Award  Shares  will  be
transferred to the Eligible Employees. The number of Shares to be awarded under the Scheme throughout its duration shall not exceed 3% of the issued Shares of the Company as at the Adoption Date.

No shareholders' approval is required to approve the Scheme, and this announcement is made to provide information on the Scheme to enhance the transparency of the management of the Company.

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The  Board  is  pleased  to  announce  that   following  its  approval  of  the
establishment of the Scheme, it adopted the Scheme on the Adoption Date.

Below is a summary of the Scheme:

PURPOSE

To enhance the competitiveness of the Company in attracting and retaining the best senior staff for the development of the Company's business and to position the Company as an employer of choice, and to promote the long term financial success of the Company by aligning the interests of Eligible Employees and the shareholders of the Company.

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DURATION

Unless terminated earlier by the Board, the Scheme shall be valid for a term of 20 years commencing on the Adoption Date but no further awards will be granted and no further settlement of cash or other assets shall be made after the Award Period.

ADMINISTRATION

The Scheme will be subject to the administration of the Board and the designated management team comprising executive staff of the Company. The Remuneration Committee will maintain an oversight of the operations of the Scheme.

OPERATION

GRANT

On the Grant Date of each year, each Eligible Employee (other than the CEO) will be granted Award Shares out of the total number of Award Shares calculated with reference to a percentage (as determined by the Board) multiplied by the aggregate annual base salary of all Eligible Employees (other than the CEO's) and divided by the average closing price of the Shares in the 20 Business Days immediately after the annual general meeting of the Company that year. The CEO will be granted such number of Award Shares as the Remuneration Committee may determine. Notwithstanding anything contrary to the Scheme, the first grant of Award Shares is in respect of the calendar years 2005, 2006 and 2007 and will be granted on the basis as if the Scheme were in full force and effect on 1 July 2005.

PURCHASE

The Company shall pay cash to the Trustee from time to time for it to acquire the Award Shares. The Trustee shall apply the same towards the purchase of the Award Shares to be held upon trust for the benefits of the Eligible Employees.

VESTING

Subject to the rules of the Scheme, the Board shall determine from time to time the dates on which the Award Shares for each Grant are to vest in the relevant Eligible Employees, and initially the Board determines that the Award Shares held by the Trustee upon trust shall vest over a five year period in tranches of 25% each on every anniversary date of the Grant Date starting from the second anniversary date until the fifth anniversary date, save that the Grants for years 2005 and 2006 will vest on 1 July 2008 and 1 July 2009 respectively (or the Business Day immediately thereafter if such date is not a Business
Day). Vesting of Award Shares is conditional upon the relevant Eligible Employee executing and returning the prescribed transfer documents to effect the transfer of the Award Shares from the Trustee.

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FORFEITURE

A grant of Award Shares under the Scheme shall be forfeited if an Eligible Employee ceases to be an Employee for reasons other than:

(a)   death;
(b)   retirement;
(c) the Subsidiary by which an Eligible Employee is employed ceases to be a subsidiary of the Company;
(d)   winding-up of the Company; or
(e)   redundancy by the Company or the relevant Subsidiary,

in which case all the outstanding Grants under the Scheme that are not yet vested shall vest immediately.

The Trustee shall hold the unvested or forfeited Shares to be applied in accordance with the rules of the Scheme for the purpose of the Scheme.

SCHEME LIMIT

The number of Shares to be awarded under the Scheme throughout its duration shall not exceed 3% of the total number of issued Shares of the Company as at the Adoption Date.

The maximum number of Award Shares which may be granted to an Eligible Employee but unvested under the Scheme shall not exceed 1% of the total number of issued Shares as at the Adoption Date.

VOTING RIGHTS

The Trustee shall not exercise the voting rights in respect of any Shares held under the Trust.

CHANGE IN CONTROL OR PRIVATISATION

In an event of change in control of the Company by way of merger, or a privatisation of the Company, all the outstanding Grant not yet vested shall vest immediately.

RIGHTS ISSUE, BONUS WARRANTS, SCRIP DIVIDEND AND SPECIAL DIVIDEND

RIGHTS ISSUE : unless otherwise instructed by the Company, the Trustee shall sell the nil-paid rights allotted to it and shall hold the net proceeds of sale of such rights as funds of the Trust.

BONUS WARRANTS : unless otherwise instructed by the Company, the Trustee shall sell the bonus warrants created and granted to it and shall hold the net proceeds of sale of such bonus warrants as funds of the Trust.

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SCRIP  DIVIDEND : the  Trustee  shall  elect to receive  scrip  Shares and such
Shares will be held as Returned Shares.

SPECIAL DIVIDEND : in the event the Company pays any special dividend (i.e. dividend paid out of retained profits or capital rather than out of current profits of the Company) in cash, the Trustee shall apply the proceeds of such dividend in purchasing additional Shares which shall be allocated on a pro rata basis to the Award Shares in respect of which the dividend was paid. In the event such special dividend is paid by way of a distribution in specie, the Trustee shall follow the recommendation of the Remuneration Committee and shall either sell such distribution in specie and apply the sale proceeds to purchase Shares following the procedures for special dividend in cash, or to hold such distribution in specie, which shall be deemed to form part of the Award Shares to which the distribution relates. The Remuneration Committee may also direct the Trustee to apply the whole or part of the relevant proceeds of sale in acquiring such other investment as it may direct and such investment shall be deemed to form part of the Award Shares to which such monies relate.

TERMINATION

The Scheme shall terminate on the earlier of the 20th anniversary date of the Adoption Date, and such earlier date as determined by the Board provided that such termination shall not affect any subsisting rights of any Eligible Employee under the Scheme.

Following the settlement, lapse, forfeiture or cancellation (as the case may be) of the last outstanding Grant made or can be made under the Scheme, the Trustee shall sell all the Shares remaining in the Trust, and shall remit all the relevant cash and net proceeds of sale (after making appropriate deductions in respect of all disposal costs, expenses and other liabilities in accordance with the Trust Deed) to the Company.

OTHERS

No shareholders' approval is required to approve the Scheme, and this announcement is made to provide information on the Scheme to enhance the transparency of the management of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"ADOPTION DATE"            22 August 2007;

"AWARD PERIOD"             the period  commencing  on the  Adoption  Date,  and
                           ending on the day immediately prior to the 10th anniversary date of the Adoption Date (or in case

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                           such date is not a Business  Day,  the  Business Day
                           immediately thereafter);

"AWARD SHARES"             the Shares granted to an Eligible  Employee pursuant
                           to the rules of the Scheme;

"BOARD"                    the board of directors of the Company;

"BUSINESS DAY"             any day on which the Stock  Exchange is open for the
                           business of dealing in securities;

"COMPANY"                  Asia Satellite Telecommunications Holdings Limited;

"ELIGIBLE EMPLOYEE(S)"     in respect of any Grant Date, any Employee qualified
                           and approved for participation in accordance with the provisions of the Scheme, any person who is an executive director of the Company or its Subsidiary, and the CEO of the Subsidiary;

"EMPLOYEE"                 any   person   employed   by  the   Company  or  its
                           Subsidiary. An Employee shall not cease to be an Employee in the case of any transfers of employment between the Company and its Subsidiary;

"GRANT" the grant of Award Shares to Eligible Employees by the Company pursuant to the Scheme;

"GRANT DATE"               in respect of any Grant Date, 1 July of the relevant
                           year, or in case such date is not a Business Day, the Business Day immediately thereafter;

"HK$"                      Hong Kong dollars, the lawful currency of Hong Kong;

"HONG KONG"                the Hong Kong Special  Administrative  Region of the
                           People's Republic of China;

"LISTING RULES"            the Rules Governing the Listing of Securities on the
                           Stock Exchange;

"REMUNERATION COMMITTEE"   the remuneration  committee of the Company appointed
                           under the Listing Rules to maintain an oversight of the operations of the Scheme;

"SCHEME" the share award scheme rules adopted by the Company on the Adoption Date;

"SHARES"                   ordinary shares of HK$0.10 each of the Company;

"STOCK EXCHANGE"           The Stock Exchange of Hong Kong Limited;

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"SUBSIDIARY"               Asia Satellite  Telecommunications  Company  Limited
                           incorporated under the laws of the Hong Kong Special Administrative Region having its registered office at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong;

"TRUST" the trust constituted by the Trust Deed to service this Scheme;

"TRUST DEED"               a trust  deed  dated 22  August  2007  entered  into
                           between the Company and the Trustee;

"TRUSTEE"                  Equity   Trust   (Jersey)    Limited,    a   company
                           incorporated in Jersey and having its registered office at Equity Trust House, 28-30 The Parade, St
                           Helier, Jersey, Channel Islands; and

"%"                        per cent.


                                                 By Order of the Board
                                                       SUE YEUNG
                                                   Company Secretary



Hong Kong, 22 August 2007


As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. MI Zeng Xin (CHAIRMAN)          Mr. Ronald J. HERMAN Jr. (DEPUTY CHAIRMAN)
Mr. John F. CONNELLY                Mr. DING Yu Cheng
Mr. Mark CHEN                       Mr. JU Wei Min
Ms. Nancy KU                        Mr. KO Fai Wong

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN
Mr. Robert SZE
Mr. James WATKINS


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